2005 Market Street, Suite 2600 Philadelphia, PA 19103 T: (215) 564-8099 F: (215) 564-8120

February __, 2023

Via EDGAR Transmission

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Filing Desk
Re:	Ivy Funds (the “Trust”) File Nos. 811-06569; 033-45961 Rule 497(j) Filing

Ladies and Gentlemen:
                 On behalf of the Ivy Funds, enclosed for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the Amended Stipulation and Agreement of Settlement in the matter of Phan, et al., v. Ivy Investment Management Company, et al., as filed on May 2, 2018 in the District Court of Johnson County, Kansas, Tenth Judicial District of Kansas.
                 If you have any questions or comments regarding this submission, please feel free to contact the undersigned at (215) 564-8099.
Sincerely, /s/Jonathan M. Kopcsik Jonathan M. Kopcsik

STRADLEY RONON

ATTORNEYS AT LAW

IN THE DISTRICT COURT OF JOHNSON COUNTY, KANSAS
TENTH JUDICIAL DISTRICT OF KANSAS

HIEU PHAN, *et al.*, Plaintiffs vs. IVY INVESTMENT MANAGEMENT COMPANY, *et al.*, Defendants IVY FUNDS, a Delaware Statutory Trust Nominal Defendant	Case No. 16CV02338 Division 4 KSA Chapter 60

AMENDED STIPULATION AND AGREEMENT OF SETTLEMENT

This Amended Stipulation and Agreement of Settlement (the "Stipulation") is entered into between and among the following parties, each through their respective counsel, in the above-captioned derivative action (the "Action"): (i) Plaintiffs Hieu Phan and Michael J. Morris, derivatively on behalf of the Ivy Funds Trust (the "Trust") for the benefit of the Ivy Asset Strategy Fund (the "Fund") (collectively, "Plaintiffs"); (ii) defendants Ivy Investment Management Company ("IICO") and Henry J. Herrmann (collectively, "Defendants"); and (iii) the Trust, as nominal defendant (together with Plaintiffs and Defendants, the "Parties"). This Stipulation sets forth the terms and conditions of the settlement and resolution of the Action (the "Settlement") and is intended by the Parties to fully, finally, and forever compromise, resolve, discharge, and settle the Released Claims (as defined below) as against the Released Parties (as defined below), subject to the approval of the District Court of Johnson County, Kansas (the "Court").

Clerk of the District Court, Johnson County Kansas
05/02/18 04:48pm EG

I. INTRODUCTION

The Fund is one in a series of open-end mutual funds offered by the Trust, which is organized as a Delaware statutory trust and registered as an investment company under the Investment Company Act of 1940. IICO is the investment adviser for the Trust and manages the Fund's investments pursuant to an investment management agreement. The Fund seeks to provide total return by allocating its assets among a broad range of investment instruments.

On April 18, 2016, Hieu Phan, Saket Kapor, and Peter Brockett filed a Petition purporting to bring derivative claims against 19 defendants relating to an investment in a boxing venture now known as Haymon Holdings, LLC ("Haymon Holdings"). In addition to the claims involving the Trust and the Fund, the original plaintiffs also brought claims involving the Waddell & Reed Advisors Funds Trust (together with the Trust, the "Trusts") and the Waddell & Reed Advisors Asset Strategy Fund (together with the Fund, the "Asset Strategy Funds"), which also invested in Haymon Holdings.

Specifically, the original plaintiffs brought breach of contract and breach of fiduciary duty claims against the defendants, alleging that the Haymon Holdings investment was improper because: (1) it was impermissible and inconsistent with the Asset Strategy Funds' stated investment objectives; (2) the boxing venture itself was an illegal operation; (3) the investment was the product of a conflict of interest; (4) the investment was the product of insufficient due diligence; (5) the investment was insufficiently disclosed to the Asset Strategy Funds' shareholders; and (6) the Trusts' independent trustees improperly approved and failed to supervise the investment.

On August 22, 2016, Plaintiffs' Counsel filed an Amended Petition adding Audrey Ohman as a plaintiff and removing former plaintiffs Saket Kapor and Peter Brockett, who did not own shares in either of the Asset Strategy Funds at the time the challenged investment was made and therefore lacked standing to bring the claims. Plaintiffs' Counsel filed a Second Amended Petition on November 30, 2016, once again naming Hieu Phan and Audrey Ohman as plaintiffs.

On April 27, 2017, the Court held that Audrey Ohman also lacked standing to bring claims on behalf of the Trusts and dismissed her claims with prejudice. Since Ohman was the only plaintiff who asserted (or could assert) claims on behalf of the Waddell & Reed Advisors Funds Trust or the Waddell & Reed Advisors Asset Strategy Fund, the Court dismissed all claims involving those entities with prejudice. Accordingly, the eight defendants against whom claims were made only by virtue of their connection to the Waddell & Reed Advisors Funds Trust or the Waddell & Reed Advisors Asset Strategy Fund were also dismissed with prejudice.

On February 14, 2018, pursuant to a stipulation of the Parties, a Third Amended Petition was filed with the Court naming Michael J. Morris, a shareholder in the Fund, as an additional named plaintiff. Plaintiffs Hieu Phan and Michael J. Morris are currently the only named plaintiffs in the Action pursuing claims on behalf of the Trust, and the only claims remaining relate to the Trust and the Fund.

In response to the Action, the Boards of Trustees of the Trusts authorized and created a Special Litigation Committee (the "SLC") to investigate the claims alleged in the Action and determine what course of action, if any, the Trusts should take in response. The SLC, which was composed of three independent, disinterested trustees of the Trusts, hired Williams & Connolly LLP as counsel in April 2017 to assist with its investigation. Counsel for the SLC interviewed 19 individuals and analyzed more than 90,000 documents totaling more than 1,000,000 pages

relating to all aspects of the Asset Strategy Funds' investment in Haymon Holdings and other private equity investments. Following its investigation, the SLC produced a 114-page draft report. The SLC concluded that the evidence does not support Plaintiffs' allegations and that continued litigation would not be in the best interests of the Trusts.

In addition to the investigation by the SLC, Plaintiffs' Counsel also conducted its own investigation into the claims relating to the investment in Haymon Holdings. Among other things, Plaintiffs' Counsel reviewed substantial publicly available information, served written discovery requests on Defendants, received and reviewed over 100,000 pages of documents produced by Defendants specifically related to the Haymon Holdings investment, and took the depositions of a corporate representative of IICO as well as a number of the key individuals associated with the Asset Strategy Funds' investment in Haymon Holdings.

After the SLC completed its investigation and issued its draft report, the Parties agreed that it would be beneficial to pursue mediation in a good faith attempt to facilitate a possible settlement of Plaintiffs' claims. To that end, the Parties submitted several rounds of pre-mediation briefing and participated in an all-day in-person mediation on January 5, 2018 before the Honorable Layn R. Phillips, U.S. District Judge (Retired) in Newport Beach, California. Although no agreement was reached that day, with the substantial assistance of Judge Phillips, the Parties reached an agreement in principle shortly thereafter to settle the Action. The Parties subsequently negotiated and executed this Stipulation.

II. DEFENDANTS' DENIAL OF WRONGDOING AND LIABILITY

Defendants have denied and continue to deny that they breached any contract or fiduciary duty or engaged in any wrongdoing whatsoever with respect to the events alleged in the Action. Without admitting the validity of any of the claims asserted in the Action, or any liability with

respect thereto, Defendants nonetheless desire to settle the claims asserted in the Action upon the terms and subject to the conditions set forth in this Stipulation. Defendants enter into the Settlement because it will eliminate the uncertainty, distraction, disruption, burden, risk, and substantial expense of further litigation. Defendants acknowledge that the Settlement is fair, reasonable, adequate, and in the best interests of the Trust, the Fund, and Fund Shareholders.

Without conceding the merit of any of Defendants' defenses or the lack of merit of any of their own allegations, and solely to avoid the time, expense, and uncertainty associated with continued litigation, Plaintiffs have concluded that it is desirable to settle the claims asserted in the Action upon the terms and subject to the conditions set forth in this Stipulation. Plaintiffs recognize and acknowledge the significant risk, expense, and length of continued proceedings necessary to prosecute the Action through trial and possible appeals, especially in light of the numerous dispositive motions that Defendants would file if the case were to proceed. Plaintiffs have also concluded that the Settlement is fair, reasonable, adequate, and in the best interests of the Trust, the Fund, and Fund Shareholders.

Whether or not the Court approves the Stipulation, the Settlement, the Preliminary Approval Order, or the Final Order and Judgment or the Stipulation is otherwise terminated, neither this Stipulation, nor the Settlement reflected in this Stipulation, nor any of its exhibits, nor any of its terms or conditions, nor any action taken to carry it out, nor entry of the Final Order and Judgment may be construed, offered, received, or used as an admission, presumption, concession, or evidence against Defendants, or each or any of them, or any other Person (i) of the validity of any of the Released Claims; (ii) of any fault, wrongdoing, or concession of liability; (iii) of the validity or truth of any fact alleged by Plaintiffs or any claim that has been or could have been asserted in this Action or any litigation; or (iv) of the weakness or deficiency of any

defense that has been or could have been asserted in this Action or in any other action or proceeding, whether civil, criminal, or administrative (including, but not limited to, any formal or informal investigation or inquiry by the Securities and Exchange Commission or any other state or federal governmental or regulatory agency), or any other tribunal.

Notwithstanding the foregoing, if this Stipulation and Settlement is approved by the Court and the Effective Date occurs, any of the Parties or any of the Released Parties may file this Stipulation and/or the Final Order and Judgment in any action that may be brought against such Party or Parties in order to support a defense or counterclaim based on principles of *res judicata,* collateral estoppel, release, good faith settlement, judgment bar, or reduction, or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim.

III. TERMS OF STIPULATION AND AGREEMENT

Plaintiffs (derivatively on behalf of the Trust), Defendants, and the Trust, each through their respective counsel, hereby stipulate and agree, in consideration of the substantial benefits of settlement and subject to the Court's approval, that the Action shall be fully and finally compromised and settled, that the Released Claims shall be released as against the Released Parties, and that the Action shall be dismissed with prejudice upon the terms and subject to the conditions set forth in this Stipulation.

1. Definitions

In addition to the terms defined above, the following additional terms have the meanings specified below:

1.1 "Attorneys' Fees and Expenses Award" means the amount of attorneys' fees and expenses reimbursement the Court awards to Plaintiffs' Counsel, if any, in response to an

application by Plaintiffs' Counsel for such award, as described in paragraph 7.1 of this Stipulation.

1.2 "Effective Date" means the first date by which all of the conditions precedent set forth in paragraph 5.1 of this Stipulation have been met, have occurred, and/or have been waived in writing by the Parties.

1.3 "Execution Date" means the date this Stipulation has been signed by all of the signatories to it through their respective counsel.

1.4 "Final," with respect to the judgment approving the Settlement or any other Court order, means: (i) if no appeal from an order or judgment is taken, the date on which the time for taking an appeal expires; or (ii) if any appeal is taken, the date on which all appeals, including petitions for rehearing or reargument and any related appeals or petitions, have been finally disposed of, whether through expiration of the time to file or denial of any request for review (by affirmance on the merits or otherwise). A court's ruling or failure to rule on an application for any Attorneys' Fees and Expenses Award or any modification or reversal of any Attorneys' Fees and Expenses Award shall not preclude any judgment from becoming Final.

1.5 "Final Order and Judgment" means the order and judgment to be rendered by the Court, substantially in the form of Exhibit C attached hereto, approving the Settlement and dismissing the Action with prejudice without costs to any Party (except as provided in this Stipulation).

1.6 "Fund Shareholders" means any and all persons and entities who hold of record or beneficially own shares of the Fund as of the close of business on the date the Court enters the Preliminary Approval Order (as defined below).

1.7 "Notice" means the Amended Notice of Pendency and Proposed Settlement of Shareholder Derivative Action filed with the Court on May 2, 2018.

1.8 "Notice Costs" means all costs and expenses that are associated with either providing the Notice, or with paying any costs and fees associated with the Escrow Account (as defined below).

1.9 "Person" means an individual, corporation, limited liability corporation, professional corporation, partnership, limited partnership, limited liability partnership, association, joint stock company, estate, legal representative, trust, unincorporated association, government or any political subdivision or agency thereof, or any business or entity and their respective agents, spouses, heirs, predecessors, successors, personal representatives, and assigns.

1.10 "Plaintiffs' Counsel" means: (i) Zamansky LLC, 50 Broadway, 32nd Floor, New York, NY 10004; and (ii) Swanson Midgley, LLC, 4600 Madison Avenue, Suite 1100, Kansas City, MO 64112.

1.11 "Preliminary Approval Order" means the order to be entered by the Court, substantially in the form of the Amended Preliminary Approval Order filed with the Court on May 2, 2018, preliminarily approving the terms and conditions of the Settlement as set forth in this Stipulation, directing that Notice be provided to Fund Shareholders, and scheduling a Settlement Hearing (as defined below) to consider whether the Settlement should be finally approved.

1.12 "Released Claims" means any and all past, present, and future suits, claims, debts, demands, rights, liabilities, damages, losses, equities, duties, expenses, matters, issues, and causes of action of every nature, suspected or unsuspected, contingent or absolute, accrued or unaccrued, concealed or hidden, apparent or unapparent, that have been, could have been, or

might have been asserted in the Action, including Unknown Claims, from the beginning of time through the date of entry of the Final Order and Judgment, by the Trust, Plaintiffs as Fund Shareholders, any other Fund Shareholder, or any Person acting or purporting to act on behalf of the Trust, the Fund, or any Fund Shareholder, against the Released Parties or any other individual named or unnamed, in connection with, arising out of, related to, or based upon, in whole or in part, directly or indirectly, the Fund's investment in Haymon Holdings, including, but not limited to, any of the allegations, transactions, facts, matters, occurrences, representations, acts, or omissions set forth in any pleading or other document filed in the Action, regardless of the legal or equitable theory such claims are based upon, including claims based upon state, federal, or foreign law, except for claims to enforce the Settlement and any claims by Defendants or any other insured to enforce their rights under any contract or policy of insurance.

1.13 "Released Parties" means, whether or not each or all of the following Persons were named, served with process, or appeared in the Action, each of Defendants and any of their respective past or present agents, officers, directors, trustees, attorneys, accountants, auditors, insurers, reinsurers, advisors, consultants, spouses, family members, heirs, executors, representatives, employees, estates, administrators, trusts, predecessors, successors, general or limited partners, limited liability companies, members, joint ventures, assigns, and any other individual or entity in which any Defendant has a controlling interest, and their respective past and present officers, directors, trustees, agents, affiliates, parents, subsidiaries, divisions, attorneys, accountants, auditors, insurers, reinsurers, advisors, heirs, executors, personal representatives, estates, administrators, trusts, predecessors, successors, and assigns, as well as any and all of the past and present trustees of the Trust.

1.14 "Releasing Parties" means Plaintiffs, the Trust, Fund Shareholders, and each and all of their family members, heirs, administrators, predecessors, successors, parent entities, subsidiaries, affiliates, custodians, agents, representatives, executors, assigns, estates, trusts, trustees, trust beneficiaries, and all Persons acting in concert with any such Persons.

1.15 "Settlement Hearing" means a hearing by the Court to review the adequacy, fairness, and reasonableness of the Settlement and to determine: (i) whether to enter the Final Order and Judgment; and (ii) any other matter properly before the Court.

1.16 "Unknown Claims" means any Released Claims that any Party does not know or suspect exists in his, her, or its favor at the time of the release of the Released Claims, including, without limitation, those that, if known, might have affected their decision to enter into or not object to the Settlement. The Parties further agree that the Released Claims constitute an express waiver of all rights and protections afforded by California Civil Code Section 1542 and all similar federal, state, or foreign laws, rights, rules, or legal principles. California Civil Code Section 1542 states:

> A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

The Parties acknowledge that they may discover facts in addition to or different from those now known or believed to be true with respect to the Released Claims, but it is the intention of the Releasing Parties to completely, fully, finally, and forever extinguish any and all Released Claims, known or unknown, suspected or unsuspected, contingent or absolute, accrued or unaccrued, concealed or hidden, apparent or unapparent, that now exist, heretofore existed, or may hereafter exist, without regard to the subsequent discovery of additional or different facts.

The Parties acknowledge that this waiver and the inclusion of "Unknown Claims" in the definition of "Released Claims" were separately bargained for, are material elements of the Settlement, and were relied upon by each of the Parties in entering into this Stipulation and agreeing to the Settlement.

2. Settlement Consideration

2.1 In consideration of the full settlement, satisfaction, compromise, and release of the Released Claims and the dismissal of the Action with prejudice, Defendants will cause a settlement payment of $19,900,000 (the "Settlement Amount") to be paid into an interest-bearing escrow account to be established by Plaintiffs' Counsel (the "Escrow Account"). The Settlement Amount, less any Notice Costs paid in advance pursuant to paragraph 2.4, shall be paid into the Escrow Account within fifteen (15) business days after the date on which the Final Order and Judgment becomes Final; provided that, no more than three (3) business days after the Final Order and Judgment becomes Final, Plaintiffs' Counsel shall have provided Defendants' counsel with wire transfer instructions and a properly-executed Form W-9.

2.2 Within ten (10) business days after the date the Settlement Amount is paid into the Escrow Account pursuant to paragraph 2.1, Plaintiffs' Counsel shall cause to be paid to the Trust for the benefit of the Fund the Settlement Amount and any and all interest earned on the Settlement Amount, less any Notice Costs and an amount sufficient to cover any requested Attorneys' Fees and Expenses Award that would be paid from the Escrow Account.

2.3 Apart from the payment of the Settlement Amount in accordance with paragraph 2.1 (including the payment of Notice Costs referenced in paragraph 2.4), no Defendant or Released Party shall have any further obligation to Plaintiffs, Plaintiffs' Counsel, the Trust, or

the Fund in connection with the Action, the Settlement, or the Released Claims, except as provided in this Stipulation.

2.4 Prior to the deposit of the Settlement Amount into the Escrow Account pursuant to paragraph 2.1, and within ten (10) business days of the entry of the Preliminary Approval Order, Defendants will cause to be paid up to a total of $150,000 to be used solely for Notice Costs actually incurred. Plaintiffs agree that any such advanced payment of Notice Costs shall be credited in full toward Defendants' obligation to pay the Settlement Amount into the Escrow Account. If the Settlement does not become Final, then Plaintiffs and their counsel shall have no responsibility to pay back any Notice Costs that have been already incurred.

3. Procedures for Implementing the Settlement

3.1 In connection with the Parties' joint submission to the Court of this Stipulation together with its exhibits, the Parties shall apply for entry of the Preliminary Approval Order, substantially in the form of Exhibit A attached hereto, requesting: (i) preliminary approval of the Settlement as set forth in this Stipulation; (ii) approval of the method of providing Notice to Fund Shareholders; (iii) approval of the form of the Notice, attached hereto as Exhibit B; (iv) a schedule for the Settlement Hearing, and the filing of the Motion for Final Approval of the Settlement and Plaintiffs' Counsel's application for an Attorneys' Fees and Expense Award; and (v) a stay of all further proceedings in the Action except as may be necessary to implement the Settlement.

3.2 Within forty-five (45) days of the Court's entry of the Preliminary Approval Order, the Administrator (as defined below) shall mail, or cause to be mailed, the Notice to each Fund Shareholder in accordance with paragraph 4.1 of this Stipulation.

3.3 In the Preliminary Approval Order, the Parties will request the Court to order that Plaintiffs and all other Fund Shareholders are barred and enjoined from commencing, prosecuting, instigating, or in any way participating in the commencement or prosecution of any action asserting any of the Released Claims against any of the Released Parties pending the Court's determination as to final approval of the Settlement and entry of the Final Order and Judgment.

3.4 If the Court approves the Settlement following the Settlement Hearing as fair, reasonable, adequate, and in the best interests of the Trust, the Fund, and Fund Shareholders, the Parties shall jointly and promptly request that the Court enter the Final Order and Judgment.

3.5 Upon entry of the Final Order and Judgment, the Action shall be dismissed in its entirety and with prejudice, with the Parties each to bear his, her, or its own fees, costs, and expenses, except as expressly provided in this Stipulation.

4. Notice

4.1 The Preliminary Approval Order will provide that Plaintiffs' Counsel shall select an administrator (the "Administrator") which shall mail, or cause to be mailed, the Notice to Fund Shareholders at each Fund Shareholder's last known address as it appears in the share transfer records maintained by or on behalf of the Fund (the "Shareholders' Addresses"). Plaintiffs' Counsel shall identify the Administrator within fourteen (14) days from the Execution Date, and IICO shall provide a list of Shareholder Addresses to the Administrator within ten (10) days of the Court's entry of the Preliminary Approval Order. The Administrator shall use reasonable efforts to give notice to nominee shareholders such as brokerage firms and others who hold Fund shares as record owners but not as beneficial owners. Such nominee shareholders will be directed, within seven (7) business days of their receipt of the Notice, to forward copies of the

Notice to the shares' beneficial owners. Nominee shareholders who send the Notice to the shares' beneficial owners shall send a statement to the Administrator confirming that the mailing was made as directed.

5. Conditions of Settlement and Effect of Disapproval, Cancellation, or Termination

5.1 The Settlement shall be conditioned on the occurrence of all of the following events:

(i) the filing of a Third Amended Petition, which shall add Michael J. Morris as a named plaintiff but shall not amend the Second Amended Petition in any substantive way;

(ii) the dismissal of Joseph Harroz, Jr., Jarold Boettcher, James D. Gressett, Glendon E. Johnson, Jr., Michael G. Smith, Edward M. Tighe, and Eleanor B. Schwartz with prejudice;

(iii) the dismissal of the Action with prejudice without the award of any damages, costs, fees, or the grant of any further relief, except as provided in Section 7 of this Stipulation;

(iv) the entry by the Court of the Preliminary Approval Order in all material respects;

(v) Court approval of the Settlement in all material respects following Notice to Fund Shareholders and the Settlement Hearing;

(vi) the entry by the Court of the Final Order and Judgment in all material respects;

(vii) the inclusion in the Final Order and Judgment of a provision enjoining Plaintiffs and Fund Shareholders from asserting in the future any of the Released Claims; and

(viii) the Settlement and Final Order and Judgment becoming Final.

5.2 If any of the conditions specified in paragraph 5.1 are not met, the Stipulation shall be null and void and of no force and effect, and the Parties shall be restored to their respective positions as of the date immediately prior to the Execution Date. All negotiations, proceedings, documents prepared, and statements made in connection with this Stipulation and the Settlement shall be without prejudice to the Parties, shall not be deemed or construed to be an admission by any of the Parties of any act, matter, or proposition, and shall not be used in any manner for any purpose in any subsequent proceeding in the Action or in any other action or proceeding. Further, in the event that any of the conditions listed in paragraph 5.1 are not met, the terms and conditions of this Stipulation, with the exception of paragraph 10.6, shall have no further force and effect with respect to the Parties and shall not be used in the Action or in any other action or proceeding for any purpose, and any judgment or order entered by the Court in accordance with the terms of this Stipulation shall be treated as vacated.

6. Releases

6.1 Upon the Effective Date, each of the Releasing Parties shall be deemed to have, and by operation of the Final Order and Judgment shall have, fully, finally, and forever settled, released, relinquished, extinguished, and discharged as against any of the Released Parties any and all of the Released Claims, and shall forever be barred and enjoined from instituting, commencing, or prosecuting any and all of the Released Claims against any of the Released Parties in any court, forum, or proceeding.

6.2 Nothing herein shall in any way impair or restrict the rights of any Party to enforce the terms of this Stipulation.

7. **Plaintiffs' Counsel's Attorneys' Fees and Expenses**

7.1 Plaintiffs' Counsel intends to apply to the Court for an Attorneys' Fees and Expenses Award to be paid from and out of the Settlement Amount in an amount not to exceed 30% of the Settlement Amount. The amount of any Attorneys' Fees and Expenses Award approved by the Court shall be paid out of the Escrow Account to Plaintiffs' Counsel within ten (10) business days after the date the Settlement Amount is paid into the Escrow Account pursuant to paragraph 2.1.

7.2 Payment of any Attorneys' Fees and Expenses Award in any amount approved by the Court shall constitute final and complete payment for all of Plaintiffs' Counsel's fees and expenses that have been incurred or will be incurred in connection with the filing and prosecution of the Action and the resolution of the claims alleged therein. Other than as provided in paragraph 7.1 of this Stipulation, Defendants shall have no obligation to pay or reimburse any fees, expenses, costs, or damages alleged or incurred by Plaintiffs, the Trust, Fund Shareholders, or their attorneys, experts, or representatives.

7.3 It is not a condition of this Stipulation, the Settlement, or the Final Order and Judgment that the Court award any fees and/or expenses to Plaintiffs' Counsel. In the event that the Court does not make an Attorneys' Fees and Expenses Award or makes an Attorneys' Fees and Expenses Award in an amount that is less than Plaintiffs' Counsel seeks or is otherwise unsatisfactory to Plaintiffs' Counsel, or in the event that an Attorneys' Fees and Expenses Award is vacated or reduced on appeal or on remand, this Stipulation and the Settlement, including the

effectiveness of the releases contained in this Stipulation and other obligations of the Parties under the Settlement, shall nevertheless remain in full force and effect.

7.4 Except as provided in this Stipulation, each of the Parties shall bear his, her, or its own fees and costs incurred in connection with the Action and the Settlement.

7.5 Plaintiffs may apply for Court-approved incentive awards in the amount of $5,000 each (the "Incentive Awards") in recognition of Plaintiffs' participation and efforts in the prosecution of the Action. The Incentive Awards shall be funded from the Attorneys' Fees and Expenses Award, to the extent the Attorneys' Fees and Expenses Award is approved by the Court in whole or in part. The failure of the Court to approve any requested Incentive Award, in whole or in part, shall have no effect on the Settlement set forth in this Stipulation. Defendants shall not be liable for any portion of the Incentive Awards.

8. Cooperation

8.1 In addition to the actions specifically provided for in this Stipulation, the Parties agree to use their good faith efforts to take, or cause to be taken, all actions reasonably necessary and in accordance with all applicable laws, regulations, or agreements to consummate and make effective this Stipulation and the Settlement. The Parties and their attorneys agree to cooperate fully with one another in seeking the Court's approval of the Settlement and to use their good faith efforts to effect the consummation of this Stipulation and the Settlement, including, but not limited to, resolving any objections raised with respect to the Settlement. Without further order of the Court, the Parties may agree to reasonable extensions of time not expressly set by the Court in order to carry out any of the provisions of this Stipulation.

8.2 If, before the Court's approval of the Settlement becomes Final, any action is filed in any court asserting claims that are related to the subject matter of the Action, the Parties agree

to take all actions reasonably necessary to prevent, stay, or seek dismissal of such action, and to oppose entry of any interim or final relief in any other litigation against any of the Parties that challenges the Settlement or otherwise involves a Released Claim.

9. Non-Disclosure of Settlement Agreement and Communication

9.1 The Parties agree that they shall not publish, communicate, disclose, or cause to be published, communicated, or disclosed, in any manner whatsoever, to any person or entity, the terms of or negotiations leading to the Settlement, unless such disclosure is pursuant to a valid legal process, a request by a regulatory agency or self-regulatory agency with a legal right to demand such information, or as otherwise required by law or government regulations.

9.2 The Parties agree that, other than disclosures required by law, any public comments from the Parties or any of their representatives regarding the Settlement will not (i) substantially deviate from words to the effect that the Parties have reached a mutually agreeable settlement that will avoid protracted and expensive litigation, that the Parties are satisfied with this resolution, and that the Settlement is in the best interests of the Trust, the Fund, and Fund Shareholders; or (ii) otherwise be inconsistent with the terms of this Stipulation.

9.3 Subject to the foregoing, the Parties may disclose the terms and existence of the Settlement to their respective accountants and/or tax counsel. Furthermore, Defendants and their affiliates may disclose the terms and existence of the Settlement in accordance with normal corporate disclosures (including to insurers or reinsurers) and applicable law. Notwithstanding the limited exceptions to the confidentiality restrictions set forth above, the Parties agree that the attorney-client privilege and work product doctrine will be asserted to the fullest extent permitted by law as to all communications with counsel or work prepared by, for, or on behalf of counsel and that the attorney-client privilege and work product doctrine are not waived.

10. Miscellaneous Provisions

10.1 The Stipulation may be amended or modified only by a written instrument signed by or on behalf of all signatories to the Stipulation.

10.2 The exhibits to the Stipulation are material and integral parts of the Stipulation and are fully incorporated herein by reference.

10.3 The Stipulation and the attached exhibits represent the complete and final resolution of all disputes among the Parties with respect to the Action, constitute the entire agreement of the Parties, and supersede any and all prior negotiations, discussions, agreements, or understandings, whether oral or written, with respect to such matters.

10.4 The Parties agree that the terms of the Settlement were negotiated at arm's length and in good faith by the Parties, and that the Settlement was reached voluntarily after consultation with experienced legal counsel and with the substantial assistance of mediator Judge Phillips. No discussions regarding attorneys' fees for Plaintiffs' Counsel were conducted until after material settlement terms were first agreed upon.

10.5 The Stipulation shall be construed and enforced with, and governed by, the substantive laws of the State of Delaware, without giving effect to Delaware's choice-of-law principles. No representations, warranties, or inducements have been made to any of the Parties concerning the Stipulation or its exhibits other than the representations, warranties, and covenants contained and memorialized in such documents.

10.6 All agreements made and orders entered during the course of the Action relating to the confidentiality of information and documents shall survive the Stipulation.

10.7 Each counsel or other Person executing the Stipulation or its exhibits on behalf of any of the Parties warrants that such Person has the full authority to do so.

10.8 The headings used in this Stipulation are used for the purpose of convenience only and are not meant to have legal effect.

10.9 The Stipulation may be executed in one or more counterparts. All executed counterparts and each one of them shall be deemed to be one and the same instrument. A complete set of original executed counterparts shall be filed with the Court.

10.10 The Stipulation shall be binding upon, and inure to the benefit of, the Parties and their respective successors, assigns, heirs, spouses, executors, administrators, and legal representatives.

10.11 The Parties agree that in the event of any breach of the Stipulation, all of the Parties' rights and remedies at law, equity or otherwise, are expressly reserved.

10.12 The Stipulation shall not be construed more strictly against one Party than another merely by virtue of the fact that the Stipulation, or any part of it, may have been prepared by counsel for one of the Parties.

10.13 The waiver by any Party of any breach of the Stipulation shall not be deemed or construed as a waiver of any other breach, whether prior to, subsequent to, or contemporaneous with the execution of the Stipulation.

10.14 Without affecting the finality of the Final Order and Judgment entered in accordance with the Stipulation, the Court shall retain jurisdiction with respect to the implementation and enforcement of the terms of the Stipulation, and the Parties submit to the jurisdiction of the Court for the purposes of implementing and enforcing the Settlement.

10.15 Any notice required by the Stipulation shall be submitted in writing and delivered, either by overnight mail, electronic mail, facsimile, or in person, as follows:

If to Plaintiffs' Counsel:

Jacob H. Zamansky
Zamansky LLC
50 Broadway, 32nd Floor
New York, NY 10004
Tel: (212) 742-1414

John Jackson Miller
Swanson Midgley, LLC
4600 Madison Avenue, Suite 1100
Kansas City, MO
Tel: (816) 842-6100

If to Counsel for Defendants:

Russell F. Sauer, Jr.
Latham & Watkins LLP
355 South Grand Avenue
Los Angeles, CA 90071
Tel: (213) 485-1234

Joseph A. Kronawitter
Horn Aylward & Bandy, LLC
2600 Grand Blvd., Suite 1100
Kansas City, MO 64108
Tel: (816) 421-0700

If to Counsel for Nominal Defendant Ivy Funds Trust:

Louis D. Greenstein
McGuireWoods LLP
2001 K Street, NW, Suite 400
Washington, DC 20006
Tel: (202) 857-2415

Thomas M. Martin
Lewis Rice LLC
1010 Walnut Street, Suite 500
Kansas City, MO 64106
Tel: (816) 472-2525

If to Counsel for Joseph Harroz, Jr., Jarold Boettcher, James D. Gressett, Glendon E. Johnson, Jr., Eleanor B. Schwartz, Michael G. Smith, and Edward M. Tighe:

Stephen G. Topetzes
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006
Tel: (202) 778-9328

Jason M. Hans
German May PC
1201 Walnut, 20th Floor
Kansas City, MO 64106
Tel: (816) 471-7700

IN WITNESS WHEREOF, the Parties hereto have caused the Stipulation to be executed, by their duly authorized attorneys, dated as of May 2, 2018.

/s/ John Jackson Miller
John Jackson Miller, Esq.
SWANSON MIDGLEY, LLC (KS Bar No. 15377)
4600 Madison Avenue Suite 1100
Kansas City, MO 64112
Telephone: (816) 842-6100
Facsimile: (816) 842-0013
jmiller@swansonmidgley.com

Jacob H. Zamansky, Esq. (Admitted *pro hac vice*)
Samuel E. Bonderoff, Esq. (Admitted *pro hac vice*)
Edward H. Glenn Jr., Esq. (Admitted *pro hac vice*)
Justin Sauerwald, Esq. (Admitted *pro hac vice*)
ZAMANSKY LLC
50 Broadway, 32nd Floor
New York, NY 10004
Telephone: (212) 742-1414
Facsimile: (212) 742-1177
jake@zamansky.com
samuel@zamansky.com
eglenn@zamansky.com
justin@zamansky.com

Attorneys for Plaintiffs

/s/ Joseph A. Kronawitter
Joseph A. Kronawitter (KS Bar No. 19665)
Robert A. Horn (Admitted *Pro Hac Vice)*
Richard M. Acosta (KS Bar No. 23239)
HORN AYLWARD & BANDY, LLC
2600 Grand Blvd., Suite 1100
Kansas City, Missouri 64108
Telephone: (816) 421-0700
Facsimile: (816) 421-0899
jkronawitter@hab-law.com
rhorn@hab-law.com
racosta@hab-law.com

Russell F. Sauer, Jr. (Admitted *Pro Hac Vice*)
Brian T. Glennon (Admitted *Pro Hac Vice*)
Kendall M. Howes (Admitted *Pro Hac Vice*)
LATHAM & WATKINS LLP
355 South Grand Avenue
Los Angeles, California 90071
Telephone: (213) 485-1234
Facsimile: (213) 891-8763
russell.sauer@lw.com
brian.glennon@lw.com
kendall.howes@lw.com

Attorneys for Defendants Ivy Investment Management Company and Henry J. Herrmann

/s/ Thomas M. Martin
Thomas M. Martin, Esq. (KS Bar No. 13620)
Daniel R. Luppino, Esq. (KS Bar No. 25354)
LEWIS RICE LLC
1010 Walnut Street, Suite 500
Kansas City, MO 64106
tmmartin@lewisricekc.com
drluppino@lewisricekc.com

Louis D. Greenstein, Esq. (Admitted *pro hac vice*)
Elizabeth A. Hutson, Esq. (Admitted *pro hac vice*)
MCGUIRE WOODS LLP
2001 K Street, NW, Suite 400
Washington, DC 20006
lgreenstein@mcguirewoods.com
ehutson@mcguirewoods.com

Sean F. Murphy, Esq. (Admitted *pro hac vice*)
MCGUIRE WOODS LLP
1750 Tysons Boulevard, Suite 1800
Tysons, VA 22102
sfmurphy@mcguirewoods.com

Attorneys for Nominal Defendant Ivy Funds Trust